SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Liberty Expedia Holdings, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109
Series B Common Stock: 53046P208

(CUSIP Number)

Andrew J. Nussbaum, Esq.
Edward J. Lee, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
Series A Common Stock: 0
Series B Common Stock: 0

	8.	Shared Voting Power
Series A Common Stock: 0
Series B Common Stock: 0

	9.	Sole Dispositive Power
Series A Common Stock: 0
Series B Common Stock: 0

	10.	Shared Dispositive Power
Series A Common Stock: 0
Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Common Stock: 0
Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Series A Common Stock: 0
Series B Common Stock: 0

14.	Type of Reporting Person (See Instructions)
IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the following series of common stock of Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty” or the “Issuer”), that were previously reported as beneficially owned by Mr. Diller:  (a) Series A common stock, par value $0.01 per share (“Series A Common Stock”) and (b) Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Liberty Common Stock”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018 and Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 3 to the Schedule 13D.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Merger Agreement

On April 15, 2019, Expedia Group, Inc., a Delaware corporation (“Expedia Group”), Liberty, LEMS I LLC, a Delaware limited liability company and a wholly owned subsidiary of Expedia Group (“Merger LLC”) and LEMS II Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into Liberty (the “Merger”), with Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Expedia Group.

Pursuant to the Merger Agreement, each share of Liberty Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by Liberty as treasury stock or held directly by Expedia Group) will be converted into the right to receive 0.36 of a share of common stock, par value $0.0001 per share, of Expedia Group (the “Expedia Group Common Stock”), plus cash (without interest) in lieu of any fractional shares of Expedia Group Common Stock (the “Merger Consideration”).  At the closing of the Combination, former holders of Liberty Common Stock are expected to own in the aggregate shares of Expedia Group Common Stock representing approximately 14% of the total number of outstanding shares of Expedia Group Common Stock and Expedia Group Class B common stock, $0.0001 par value per share, of Expedia Group (the “Expedia Group Class B Common Stock”), based on approximately 140 million shares of Expedia Group Common Stock and approximately 5.7 million shares of Expedia Group Class B Common Stock currently expected to be outstanding at the closing of the Combination.

As of the Effective Time, each then-outstanding stock option with respect to shares of Liberty Common Stock will be cancelled and converted into the right to receive the Merger Consideration in respect of each share subject to such option (after deducting a number of shares sufficient to cover the aggregate option exercise price), less applicable tax withholding. As of the Effective Time, each then-outstanding restricted stock award and restricted stock unit award with respect to shares of Liberty Common Stock will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Liberty Common Stock subject to such award, less applicable tax withholding.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Common Stock, voting together as a single class; (2) any required approvals under the HSR Act in respect of the Combination and other transactions contemplated by the Merger Agreement; (3) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (4) the approval for listing of the shares of Expedia Group Common Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of a registration statement on Form S-4 with respect to such shares; and (5) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to Liberty to the effect that the Combination will not impact the tax treatment of the  split off of Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation, “Qurate Retail”) on November 4, 2016. The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes and (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement. Expedia Group’s obligation to consummate the Combination is further conditioned upon the satisfaction of certain conditions to the completion of the exchange pursuant to the Exchange Agreement as described below. The Combination does not require the approval of Expedia Group’s stockholders.

The Merger Agreement includes certain representations, warranties and covenants of Liberty, Expedia Group, Merger Sub and Merger LLC, including, among other things, covenants by Liberty to (i) conduct its business in the ordinary course consistent with past practice and (ii) use reasonable best efforts to preserve intact its business organization and goodwill and relationships with material customers, suppliers, licensors, licensees, distributors and other third parties, during the period between the execution of the Merger Agreement and the Effective Time.

In addition, Liberty has agreed to non-solicitation obligations with respect to any third-party acquisition proposals, and has agreed to certain restrictions on its and its representatives’ ability to respond to any such proposals. The Liberty Board of Directors has agreed to recommend that its stockholders vote in favor of the adoption of the Merger Agreement, subject to the right to change its recommendation in response to a superior proposal or an intervening event (each as defined in the Merger Agreement), in each case if the Liberty Board of Directors determines in good faith that a failure to change its recommendation would be inconsistent with its fiduciary duties.  In the event that the Liberty Board of Directors changes its recommendation, Expedia Group has the right to either (x) require Liberty to hold a stockholder vote on the transaction or (y) terminate the Merger Agreement.

The Merger Agreement includes termination provisions in favor of both Expedia Group and Liberty and provides that, in connection with a termination of the Merger Agreement under specified circumstances, including Expedia Group’s termination of the Merger Agreement following a change of recommendation of the Liberty Board of Directors, but prior to a vote by Liberty’s stockholders on the transaction. Liberty will be required to pay Expedia Group a termination fee of $72 million.  In addition, either Liberty or the Expedia Group may terminate the Merger Agreement if (i) the Combination has not been consummated by October 15, 2019 (subject to extensions of up to six months in certain circumstances), (ii) the issuance by a court or other governmental authority of a final, non-appealable order or the taking of any other action permanently restraining, enjoining or otherwise prohibiting the Combination, which action is final and non-appealable, (iii) the approval of Liberty’s stockholders is not obtained at a meeting thereof called for the purpose of adopting the Merger Agreement or (iv) the other party has breached any representation, warranty or covenant causing the failure of a closing condition (subject to a cure period).

At the closing of the Combination, pursuant to the Merger Agreement, each of the three directors serving on the Expedia Group Board of Directors who were nominated by Liberty is expected to resign from the Expedia Group Board of Directors.

Based on a recommendation of a transaction committee consisting solely of the Common Stock Directors (as defined in Liberty’s restated certificate of incorporation) of Liberty and following the termination of the Proxy Swap Arrangements (as defined below), the Board of Directors of Liberty approved the Merger Agreement and the transactions contemplated thereby and agreed to recommend that the Liberty stockholders adopt the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and  qualified in its entirety by the Merger Agreement, a copy of which is attached as Exhibit 7(d) to this Statement and is incorporated herein by reference. .

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Combination. It is not intended to provide any other factual information about Expedia Group, Liberty or their respective subsidiaries or affiliates, including Merger LLC and Merger Sub, or equityholders. The representations, warranties and covenants set forth in the Merger Agreement were made only for the purposes of that agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and the express third party beneficiaries described therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Expedia Group, Liberty, Merger Sub, Merger LLC, or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Expedia Group. Accordingly, representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Expedia Group or Liberty.

Voting Agreement

In connection with the transactions contemplated by the Merger Agreement and following the termination of the Malone Proxy as described below, Mr. John C. Malone and Mrs. Leslie Malone (collectively, the “Malone Group”) entered into a voting agreement (the “Voting Agreement”) with Expedia Group on April 15, 2019, pursuant to which the Malone Group has committed, subject to certain conditions, to vote shares of Liberty Common Stock representing approximately 32% of the total voting power of the issued and outstanding shares of Liberty Common Stock as of January 31, 2019, as reported in Liberty’s Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 8, 2019, in favor of the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of Liberty called to vote upon the Merger. In addition, the Malone Group has agreed to vote the shares of Liberty Common Stock subject to the Voting Agreement against any Alternative Company Transaction (as defined in the Voting Agreement) and certain other matters. The Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Voting Agreement, Expedia Group agreed to indemnify the Malone Group for losses incurred in connection with or arising out of the Voting Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement, a copy of which is attached hereto as Exhibit 7(e) and is incorporated herein by reference.

Exchange Agreement

Simultaneously with the entry into the Merger Agreement, Mr. Diller, The Diller Foundation d/b/a The Diller – von Furstenberg Family Foundation (the “Family Foundation”), Liberty and Expedia Group entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Amended and Restated Governance Agreement, dated as of December 20, 2011, as amended, among Expedia Group, Liberty and Mr. Diller (the “Existing Governance Agreement”) and the Amended and Restated Stockholders Agreement, by and among Liberty, certain wholly owned subsidiaries of Liberty and Mr. Diller, as amended as of November 4, 2016 (the “Existing Stockholders Agreement”)), immediately prior to and conditioned upon the closing of the Combination, Mr. Diller and, if the Family Foundation so elects, the Family Foundation, are expected to exchange with Liberty certain shares of Expedia Group Common Stock for the same number of shares of Expedia Group Class B Common Stock held by Liberty.

New Governance Agreement

Simultaneously with the entry into the Merger Agreement, Expedia Group and Mr. Diller entered into a Second Amended and Restated Governance Agreement, which provides, among other things, that Mr. Diller may exercise a right during the nine month period following the closing of the Combination (and agreed by Mr. Diller to be deemed to be in recognition and in lieu of Mr. Diller’s existing rights under the Existing Governance Agreement and the Existing Stockholders Agreement), to (1) exchange with Expedia Group (or its wholly owned subsidiary) an equivalent number of shares of Expedia Group Common Stock for or (2) purchase from Expedia Group (or its wholly owned subsidiary) certain additional shares of Expedia Group Class B Common Stock.

Termination of Malone Proxy

On April 15, 2019 and prior to the parties’ entry into the Merger Agreement, Mr. Diller, Liberty, Qurate Retail and the Malone Group entered into Amendment No. 2 to Amended and Restated Transaction Agreement, which amends the Amended and Restated Transaction Agreement, dated as of September 22, 2016, as amended by the letter agreement dated as of March 6, 2018 (the “Transaction Agreement”), providing for the immediate termination of the Transaction Agreement, which automatically resulted in the termination of the assignment to Liberty of Mr. Diller’s irrevocable proxy over the shares of Expedia Group held by Liberty (the “Diller Assignment”) and the proxy granted to Mr. Diller by the Malone Group over its shares in Liberty (the “Malone Proxy,” and together with the Diller Assignment, the “Proxy Swap Arrangements”). The foregoing description of Amendment No. 2 to Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, Amendment No. 2 to Transaction Agreement, a copy of which is attached hereto as Exhibits 7(f) and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) As a result of the termination the Malone Proxy as described in Items 4 and 6, Mr. Diller does not beneficially own any securities of the Issuer.

(c)  Except as provided in this Amendment, Mr. Diller has not executed any transactions in respect of the Liberty Common Stock within the last sixty days.

(d) Not applicable.

(e) Mr. Diller ceased to be the beneficial owner of more than five percent of the Liberty Common Stock on April 15, 2019.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

As described in Item 4 above, which description is incorporated herein by reference in answer to this Item 6, this Amendment is being filed in connection with the termination of the Malone Proxy.  As a result of the termination of the Malone Proxy, Mr. Diller is no longer the beneficial owner of any shares of Liberty Common Stock.

Item 7.   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated in its entirety to read as follows:

Exhibit No.	Description of Exhibit

7(a)
Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).*

7(b)
Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).*

7(c)
Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).*

7(d)
Agreement and Plan of Merger by and among Expedia Group, Inc., LEMS II Inc., LEMS I LLC and Liberty Expedia Holdings, Inc., dated as of April 15, 2019 (incorporated by reference to Exhibit 2.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on April 16, 2019).

7(e)
Voting Agreement by and among Expedia Group, Inc. and the Shareholders (as defined therein), dated as of April 15, 2019 (incorporated by reference to Exhibit 10.3 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on April 16, 2019).

7(f)
Amendment No. 2 to the Amended and Restated Transaction Agreement, dated as of April 15, 2019, by and among Qurate Retail, Inc., Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on April 16, 2019).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated:  April 16, 2019

/s/ Barry Diller
Barry Diller